DAVIS POLK & WARDWELL

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WRITER'S DIRECT

212 450 6691
melendez@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-5201

November 15, 2005

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Quarterly Report as of September 30, 2005.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Rosemarie M. DeMarco

Rosemarie M. DeMarco
Legal Assistant Coordinator
Capital Markets

Enclosure

By Hand Delivery

GAMESA

QUATERLY REPORT AS OF SEPTEMBER 30, 2005

- <u>ACTUAL CONSOLIDATED INCOME STATEMENT FOLLOWING IFRS</u>

CURRENT (In Thousands Eur)	CONSOLIDATES INCOME/STATEMENT		
	SEPTEMBER 2004	SEPTEMBER 2005	GROWTH
REVENUES	1.039.165	1.380.059	32%
EBITDA	196.771	238.372	21%
NET INCOME	99.266	101.974	3%

- GAMESA IS PRESENTING 2005 FINANCIAL REPORTS FOLLOWING IFRS RULES, FOR COMPARISON PURPOSES CONSOLIDATED INCOME STATEMENT AS OF SEPTEMBER 2004 HAS BEEN ALSO ADAPTED TO IFR WITH THE FOLLOWING MAIN ADJUSTMENTS:

  - ✓ ADJUSTMENT ON TREASURY STOCK GAIN FOR: - 8.688 MM €

  - ✓ ADJUSTMENT ON GOODWILL DEPRECIATION FOR + 10.706 MM € (THIS ADJUSTMENT ALSO APPLIES FOR 2005 ONWARDS)

  - ✓ ADJUSTMENT ON NEGATIVE GOODWILL FOR + 3.046 MM €

  - ✓ ADJUSTMENT BASED ON INITIATION OF WORK IN PROGRESS ACCOUNTIN PROCEDURES IN WIND FARMS SALE ACTIVITY, THAT WAS REALIZED ON PREVIOUS YEARS, AND BOOKED AS REVENUES FOR - 44.500 MM €